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                             September 27, 2023

       Dennis G. Schuh
       Chief Executive Officer and President
       Starwood Credit Real Estate Income Trust
       2340 Collins Avenue
       Miami Beach, FL 33139

                                                        Re: Starwood Credit
Real Estate Income Trust
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed September 14,
2023
                                                            File No. 000-56577

       Dear Dennis G. Schuh:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G/A filed September 14, 2023

       Item 1A. Risk Factors
       Your ability to have your common shares repurchased through our share repurchase plan is limited..., page 61

   1. We note your response to comment 3. Please disclose in the filing the material information you
disclose in your response, such as the dates of the limited withdrawals and the maximum period
of time it took for investors to receive their money back.
       General

   2. We note your statement that the company intends to enter into an advisory agreement with
                                                        Starwood Credit
Advisors, L.L.C., pursuant to which the company will pay the investment adviser a management
fee and a performance fee. Please add disclosures clarifying that
 Dennis G. Schuh
FirstName LastNameDennis     G. Schuh
Starwood Credit Real Estate Income Trust
Comapany 27,
September NameStarwood
              2023        Credit Real Estate Income Trust
September
Page 2    27, 2023 Page 2
FirstName LastName
         the payment of any such performance fee will be contingent on the company meeting the requirements in Rule 205-3 under the Investment Advisers Act of 1940, as amended.
3. We further note your statement that the company is not registered and does not intend to register as an investment company under the Investment Company Act of 1940, as
         amended (   Investment Company Act   ). You state that the company
will not be an
         investment company as defined in sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment
         Company Act. You also state that the company may rely on the exception from the definition of investment company provided in section 3(c)(6) of the Investment Company
         Act and    many    of the company   s subsidiaries will be able to
rely on the exception
         provided in section 3(c)(5) of the Investment Company Act. Please supplement or revise your legal analysis supporting these positions, specifically addressing the following:
             You state that the company will be a holding company primarily engaged in the non-
              investment company businesses of the company   s wholly-owned
subsidiaries. Will
              these subsidiaries be wholly-owned subsidiaries within the meaning of section
              2(a)(43) of the Investment Company Act? Alternatively, will these subsidiaries be majority-owned subsidiaries within the meaning of section 2(a)(24) of the Investment
              Company Act? If not, please clarify how the company intends to rely on the exclusion in section 3(c)(6) of the Investment Company Act.
             Your disclosures indicate that the company will invest in various types of securities, including the securities of wholly-owned subsidiaries. Accordingly, please either remove your statement that the company will not be an investment company under section 3(a)(1)(A) of the Investment Company Act or provide additional legal analysis to support this position.
             You state that you expect    many    of the company   s
subsidiaries to be able to rely on
              section 3(c)(5) of the Investment Company Act. Given this uncertainty, please
              explain how the company intends to satisfy the    primarily
engaged    requirement in
              section 3(c)(6) of the Investment Company Act.
4. We note your response to comment 5. We also note your disclosure throughout the filing
         (for example, on pages 3, 6, 9 and 12) describing your relationship and competitive strength with and dependence on Starwood Capital and its affiliates. On page 7, you state that "[t]hroughout its history, Starwood Capital has created several market-leading platforms to enhance operational efficiencies and maximize the value of its investments"
         and you describe these platforms. You also state on page 7:
"Reflecting on the success of
         its investment activities, Starwood Capital and its professionals have received numerous industry accolades over the years . . ." On pages 12-13 you state:
"Starwood Capital   s
         established real estate asset finance platform has a multi-decade track record as a real estate lender, creating several public finance platforms, with proven financial results. . . .
         Starwood Capital   s expert team and global network of lending
relationships have allowed
         it to obtain attractive terms for investors." Because the company is a blind pool with no operating history, please tell us why prior performance disclosure for programs with similar investment objectives, such as any material adverse business developments in those programs, would not be material to investors.
 Dennis G. Schuh
Starwood Credit Real Estate Income Trust
September 27, 2023
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameDennis G. Schuh
                                                      Division of Corporation
Finance
Comapany NameStarwood Credit Real Estate Income Trust
                                                      Office of Real Estate &
Construction
September 27, 2023 Page 3
cc:       Ryan Bekkerus, Esq.
FirstName LastName